

Mail Stop 7010   November 26, 2007

James Pak Chiu Leung
Chief Executive Officer
Tiger Ethanol International Inc.
6600 Trans-Canada, Suite 519
Pointe-Claire, Quebec H9R 4S2
Canada

>   **Re: Tiger Ethanol International Inc.**
>   **Registration Statement on Form SB-2**
>   **Filed October 29, 2007**
>   **File No. 333-146997**

Dear Mr. Leung:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. It appears you are a blank check company as defined in Rule 419 of Regulation C in view of the following:

    - You are a development stage company and your stock is penny stock.

    - You have not yet commenced operations.

    - You have no assets except for cash and "sundry current assets" and no employees.

- You will be unable to implement your business plan without substantial additional funding.

- Your registration statement contains very general disclosure related to the nature of your business plan.

Please disclose in an appropriate section of your registration statement that you are a blank check company and the meaning of that designation. In responding to this comment, please disclose any current plans, arrangements, commitments or understandings to engage in a merger or acquisition with another company.

Prospectus Cover Page

2. Please revise the legend at the bottom of the page to indicate that neither the Securities and Exchange Commission nor any state securities commission has passed on the accuracy of this prospectus. See Item 501(a)(7) of Regulation S-B.

3. On either the cover page or in the summary of the prospectus, please include the complete mailing address and telephone number of your principal executive offices. See Item 503(b) of Regulation S-B.

Table of Contents

4. Please revise your table of contents so that all major sections are listed. For example, please include the page numbers for the Selling Stockholders and Changes In and Disagreements with Accountants on Accounting and Financial Disclosure.

Prospectus Summary, page 2

5. We note your statement that your summary is "incomplete." Please revise to delete this statement and disclose all information required by Item 503 of Regulation S-B.

6. Your summary should give investors an accurate picture of your business and the challenges that you will face. Please revise to briefly describe here your current status with respect to your operations and the significant hurdles that you must meet in order to launch your business.

7. Please file a copy of the joint venture agreement.

Our Financial Situation, page 2

8. Please disclose how long your funds on hand will sustain your business.

Risk Factors, page 3

9. Incorporation by reference is not permitted on Form SB-2, except with respect to exhibits. Therefore, please remove your reference to incorporation by reference in your opening paragraph. Please also remove your references throughout your Form SB-2 and revise to include all material information required in your prospectus. Also remove the information related to incorporation by reference on page 12.

10. You have little funding and may not receive any funding from this offering. Discuss the alternative plans and prospects for your business if you are unable to generate revenue from your planned business operations. Also, disclose in substantially more detail your business activities should you abandon your plans in any phase.

11. Your disclosure indicates that you plan to operate in China. Please revise throughout your risk factors section to discuss risks that are specific to operating a business in China. For example, you reference "the local currency" in the third risk factor on page 4, "environmental nuisance or related claims" in the first risk factor on page 6, and "in the market in which we operate" in the last risk factor on page 7. As you revise your risk factors section, please be sure that you give an accurate picture of your business, which as you state on page 2, has not commenced operations.

We are highly dependent on our executive management and other key employees . . . page 5

12. This risk factor appears generic since most companies rely on their executive officers and key employees. Please revise to discuss why your company is particularly affected or remove the risk factor.

13. Please add risk factor disclosure regarding the downward pressure on the market price of your common stock that could result as selling stockholders sell material amounts of your common stock. Additionally, please discuss the fact that this downward pressure could encourage short sales by selling stockholders or others. Lastly, please explain short selling and its likely impact on the market price of your common stock.

Where You Can Find More Information, page 13

14. Please revise to disclose the correct address for the Securities and Exchange Commission's public reference facilities at 100 F Street NE, Room 1580, Washington, DC 20549.

Use of Proceeds, page 14

15. We note the various purposes for which you will use the funds from this offering. Please disclose the amount you will allocate to each purpose and the priority of purposes if all securities offered are not sold. See Item 504 of Regulation S-B. Please also revise to present a table with columns assuming sales of 10%, 50% and 100%.

Plan of Distribution, page 15

16. Please elaborate on how Mr. Leung will advertise this offering and how he will identify the persons who might have an interest in purchasing shares. Provide us supplementally with copies of any materials that he intends to use in this regard.

17. Please revise this section to state that if an underwriter is used in the resale of the shares, you will file a post-effective amendment to disclose the name of the underwriter and the material terms of any agreement.

18. Please disclose what steps you have taken to ensure that each of the selling stockholders will conduct the distribution in accordance with Regulation M. See Rule 461(b)(7).

Directors, Executive Officers, Promoters, and Control Persons, page 18

19. We note your subheading refers to promoters and control persons. Please disclose the information required by Item 404(c) of Regulation S-B.

20. Disclose each management member's experience, if any, with blank-check or shell companies, whether public or private. If none, confirm supplementally.

21. The two short paragraphs immediately following the list of executive officers and directors appear contradictory. For example, you state that the directors' terms of office are both at the discretion of the board of directors and that directors serve a one year term. Please reconcile.

22. We note your disclosure on pages 18 and 29 that certain members of your Board of Directors are independent under Item 7(d)(3)(iv) of Schedule 14A. This section does not appear to define independent. Please revise to disclose the correct cite.

23. In the second paragraph on page 19, we note your statement that the Disclosure Policy Committee will "identify appropriate industry and company benchmarks." Please provide further details as to these benchmarks. Note we may have further comments upon review of this information.

24. On page 20, please revise your disclosure to reflect that Guy Chevrette is a director, not an officer.

25. We note your discussion of the occupations of Guy Chevrette and Naim Kosaric. Please provide the relevant dates for their occupations and employment for the past five years.

Security Ownership of Certain Beneficial Owners and Management, page 21

26. Please provide the addresses for the companies listed under the "Five Percent Stockholders" column.

Selling Stockholders, page 23

27. Please describe the material transactions and relationships between you and each of the selling shareholders during the past three years. Specifically, please describe the transactions in which you issued the shares to be resold, including the dates the transactions took place, the material terms of the transactions, the parties who participated in the transactions, the number of shares received by them, and the consideration paid.

Certain Relationships and Transactions and Corporate Governance, page 29

28. Under "Purchase Agreement with Gallant Energy International Inc." on page 29, please disclose the dollar value of the 5,000,000 shares of common stock with which you paid for the right to form the joint venture.

29. Please clarify here and on page 39 whether you pay $500 per month for rent or $445 as disclosed on page 69.

30. Please disclose the technical and commercial consulting and support services Kayplan provided to you and the material terms of this relationship, as disclosed on page 69.

Description of Business, page 30

31. We note your risk factor disclosure on page 6 regarding potential liability for claims of environmental damage due to your forthcoming ethanol plant and your ethanol production methods. Please disclose here the costs and effects of compliance with environmental laws and regulations. See Item 101(b)(11) of Regulation S-B.

32. Under "The Company's Competitive Position" on page 33, please disclose the methods of competition in the ethanol production industry. See Item 101(b)(4) of Regulation S-B.

Key Authorizations, page 31

33. Please clearly identify the specific government approvals that you will need and the costs you expect to incur. For each, discuss the status of the approval within the government approval process, or, if you have not yet applied for it, disclose when you will apply. Please also describe more fully how you will ensure compliance with Chinese provincial health, sanitation, safety, environmental and fire agency regulations.

34. Please provide to us a detailed legal analysis on the "grandfathering" of the Venture's permits and licenses. In particular, please explain to us how you will be able to procure the fuel ethanol permit you mention on page 32. We may have further comment based on your response.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

General

35. Please ensue that all amounts disclosed in the filing are consistent with amounts disclosed in your financial statements. For example, we note that the net loss for the period ended July 31, 2007, as disclosed on pages 3 and 35, is inconsistent with the net loss disclosed on page 49. We also note that minority interest is included in total liabilities at November 30, 2006 but not at July 31, 2007, as disclosed on page 35. Please revise these and any other inconsistencies.

Plan of Operations, page 36

36. We note your disclosure that the joint venture will have a term of ten years, which will begin on the date the venture's business license is issued. Please briefly disclose whether you have obtained this license, and if not, the process by which you will obtain it.

37. We note your disclosure regarding your agreement in the November 25, 2006 Memorandum to use commercially reasonable efforts to facilitate bank loans to enable each Chinese joint venture participant to invest $125,000 in the venture and that these amounts are being used for the payment of their registered capital. We further note the table below this paragraph indicating that each Chinese joint venture participant has contributed RMB 1,555,000 in total registered capital. Please clarify whether the $125,000 investment is included in this RMB 1,555,000 amount.

38. Please revise to explain what you mean by "registered capital."

39. We note your contribution of RMB 27,990,000 to total registered capital. We further note your disclosure on page 52 that you are committed to contribute an additional $3,325,000 (RMB 32,000,000). Please clarify that you have already contributed RMB 27,990,000 to the joint venture and disclose the future date or time period for contributing the additional $3,325,000 (RMB 32,000,000).

40. Please disclose any expected purchases of significant equipment for your new ethanol production plant.

41. In the fourth to last paragraph on page 38, please revise to clarify that the amount of proceeds you expect to receive will come from the sale of securities and the exercise of the warrants. We note your disclosure in your use of proceeds section.

42. We note your statement on page 38 that management's plan for your continued existence includes "maintaining marketing efforts to raise the Company's sales volume." Please briefly explain this statement since you currently do not produce any products to sell.

43. Please disclose how long you can satisfy your cash requirements as required by Item 303(a)(i) of Regulation S-B. Also, please disclose if and when construction commenced on the Venture's ethanol plant and quantify the amounts expended to date.

44. Please explain the reason for and any potential risks of the ten year term for the Venture. Please address the range of potential outcomes that may occur at the end of the ten year term.

Executive Compensation, page 41

45. Please remove the reference to "each of the four most highly-compensated executive officers of the Company" since you do not provide compensation information for any officer other than the chief executive officer.

46. In footnote 2 on page 41, please clarify when you changed your fiscal year-end and provide the relevant dates for each fiscal year. For example, please disclose that your 2006 fiscal year ranged from December 1, 2005 to November 30, 2006.

47. Please name the person or persons who exercised the stock options in March and August 2007.

48. We note your statement that you have never granted any stock appreciation rights. Therefore, please remove all reference to SARs in the Option/SAR Grants in the Fiscal Year Ended November 30, 2006 table to avoid confusion.

Compensation of Directors, page 44

49. Please clarify the time period referenced in the first sentence of the first paragraph. See Section 1.05 of the Telephone Interpretations, "Compliance and Disclosure Interpretations Regarding Item 402 of Regulation S-K – Executive Compensation."

50. Please provide a narrative for the director's compensation table. See Item 402(k)(3) of Regulation S-B.

Financial Statements, page 47

General

51. To the extent applicable, please provide updated financial statements and related disclosures as required by Item 310(g) of Regulation S-B.

52. In light of the short-term investment at July 31, 2007, please clarify and disclose your policy for determining cash equivalents. Refer to paragraphs 7 and 10 of SFAS 95.

Statements of Cash Flows, page 51

53. It appears that the line item "minority interest receivable" is not a receivable, but rather amounts received from your minority shareholders in the joint venture. Please revise to clarify that cash was received, as appropriate.

Note 5 – Stockholders' Equity, page 53

Warrants, page 54

54. Please summarize the material terms of the March and July 2007 warrants, including whether they can be exercised on a cashless basis. In addition, please supplementally provide us with your analysis as to the appropriate classification of the warrants under EITF 00-19.

Report of Independent Registered Public Accounting Firm, page 55

55. It appears to us that your auditors are also required to refer to the report of the other auditors they relied on in the last sentence of the second paragraph of their report. Please refer to AU Section 543 and have your auditors revise their report or explain why a revision is not necessary.

Report of Independent Registered Public Accounting Firm, page 56

56. It is not clear to us if your auditors have expressed substantial doubt about your ability to continue as a going concern. Please refer to AU Section 341 and have your auditors revise or clarify their report.

Note 7 – Stockholders' Equity, page 65 and Note 10 – Stockholders' Equity, page 79

Common Stock, pages 65 and 79

57. Please supplementally explain to us how the voluntary surrender of the 25 million common shares reconciles with your disclosures regarding the change in control. Please tell us how you determined it is appropriate to reflect the cancellation of these shares prospectively in EPS rather than retro-actively, similar to a reverse stock split. In regard to your EPS disclosures, please also tell us why inception to date disclosures are not provided on pages 49, 59 and 73. In addition, please revise your disclosures to clarify whether in April 2006 the company had a stock split of 7-to-1 or a stock split of 6-to-1 as indicated in note 10 on page 79.

Warrants, page 67

58. Please summarize the material terms of the November 2006 warrants, including whether they can be exercised on a cashless basis. In addition, please supplementally provide us with your analysis as to the appropriate classification of the warrants under EITF 00-19.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 83

59. It appears to us that your filing is required to include, as an exhibit, a letter from your former accountant agreeing or disagreeing with your disclosures. Refer to Items 304 and 601 of Regulation S-B.

Recent Sales of Unregistered Securities, page 84

60. Please name the officers and directors to whom you issued common stock on March 14, 2007, March 15, 2007, May 9, 2007, and August 3, 2007.

List of Exhibits, page 89

61. Please file Exhibit 21, List of subsidiaries, as required by Item 601 of Regulation S-B.

Exhibit 5.1

62. Include a reference to the file number of the registration statement.

Exhibit 99.1

63. Please revise to delete the second sentence of section E.6. It is inappropriate for issuers to require representations that operate as disclaimers or waivers of investor rights.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 or me at (202) 551-3708 with any other questions.

Sincerely,

Lesli Sheppard
Special Counsel

cc: Travis L. Gering, Esq.
        Wuersch & Gering LLP
        100 Wall Street, 21st Floor
        New York, NY 10005